Exhibit 99.(a)(5)
For additional information, please contact US Airways Media Relations at 480-693-5729

Contact:	Dan Cravens
480/693-5729
FOR IMMEDIATE RELEASE
US AIRWAYS TO REPURCHASE 7% SENIOR CONVERTIBLE NOTES
DUE 2020 AT THE OPTION OF HOLDERS
     TEMPE, Ariz. Sept. 1, 2010 – US Airways Group, Inc. (NYSE:LCC) today announced that holders of US Airways Group’s 7% Senior Convertible Notes due 2020 (the “Securities”) have the right to surrender their Securities for purchase by US Airways pursuant to the terms of the indenture for the Securities (the “Put Option”). The Put Option expires on September 29, 2010.
     The Put Option entitles each holder of the Securities to require US Airways Group to purchase all or any part of such holder’s Securities at a purchase price equal to 100% of the principal amount, plus accrued and unpaid interest (if any).
     Under the terms of the Securities, US Airways has the right to pay the purchase price in cash, common stock or a combination thereof. US Airways intends to pay the purchase price solely with cash. If all outstanding Securities are surrendered for purchase pursuant to the Put Option, the aggregate purchase price will be approximately $73.6 million. Holders that do not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities, subject to the terms, conditions and adjustments applicable to the Securities.
     Also in accordance with the terms of the Securities, holders of record as of September 15, 2010 will receive payment on September 30, 2010 of the regularly scheduled interest payment for interest accrued up to, but not including, the purchase date.
     The opportunity to surrender Securities for purchase pursuant to the Put Option will commence on Wednesday, September 1, 2010, and will terminate at midnight, Eastern Time, on Wednesday, September 29, 2010. In order to exercise the Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Securities previously surrendered for purchase at any time prior to midnight, Eastern Time, on Wednesday, September 29, 2010.
     US Airways will file a Tender Offer Statement on Schedule TO related to the Put Option with the Securities and Exchange Commission later today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Securities for purchase will be available through The Depository Trust Company and the paying agent. Neither US Airways nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Securities.
About US Airways
     US Airways, along with US Airways Shuttle and US Airways Express, operates more than 3,200 flights per day and serves more than 200 communities in the U.S., Canada, Mexico, Europe, the Middle East, the Caribbean, Central and South America. The airline employs more than 31,000 aviation professionals worldwide and is a member of the Star Alliance network, which offers its customers more than 19,700 daily flights to 1,077 airports in 175 countries. Together with its US Airways Express partners, the airline serves approximately 80 million passengers each year and operates hubs in Charlotte, N.C., Philadelphia and Phoenix, and a focus city in Washington, D.C. at Ronald Reagan Washington National Airport. And for the eleventh consecutive year, the airline received a Diamond Award for maintenance training excellence from the Federal Aviation Administration for its Charlotte hub line maintenance facility. For more company information, visit usairways.com (LCCF).